File No. 812-14185

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT

OFS CAPITAL CORPORATION,

TAMARIX CAPITAL PARTNERS, L.P.,

TAMARIX CAPITAL G.P. LLC,

and

OFS CAPITAL MANAGEMENT, LLC

2850 West Golf Road, Suite 520

Rolling Meadows, Illinois 60008

(847) 734-2060

All Communications, Notices and Orders to:

Glenn R. Pittson

Chief Executive Officer

OFS Capital Corporation

2850 West Golf Road, Suite 520

Rolling Meadows, Illinois 60008

(847) 734-2060

Copies to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

October 4, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

OFS CAPITAL CORPORATION

TAMARIX CAPITAL PARTNERS, L.P.,

TAMARIX CAPITAL G.P. LLC,

and

OFS CAPITAL MANAGEMENT, LLC

2850 West Golf Road

Suite 520

Rolling Meadows, Illinois 60008

File No. 812-14185

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 Act”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT

OFS Capital Corporation, a Delaware corporation (the “Company”), Tamarix Capital Partners, L.P., a Delaware limited partnership (“OFS SBIC”), Tamarix Capital G.P. LLC, a Delaware limited liability company (“General Partner”), and OFS Capital Management, LLC, a Delaware limited liability company (“OFS Advisor”) (collectively, the “Applicants”), respectfully request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 granting exemptions from Sections 18(a) and 61(a) thereunder. The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.

any direct or indirect wholly owned subsidiary of the Company that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).2

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I. STATEMENT OF FACTS AND BACKGROUND

A. The Company

The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company

[2]	The Company currently owns a 67.5 percent limited partnership interest in OFS SBIC, which is a SBIC. The Company intends to acquire all of the remaining limited partnership interests in OFS SBIC that are currently owned or subscribed for by other persons. The Company also intends to acquire all of the membership interests in the General Partner, which is the general partner of OFS SBIC. The General Partner owns one percent of OFS SBIC in the form of a general partnership interest. The Company currently holds a 23.35 percent membership interest in the General Partner. Acquiring the limited partnership interests in OFS SBIC and the membership interests in the General Partner (the “Transaction”) requires prior SBA approval, and there can be no assurance if and when the SBA will grant this approval. Once the Transaction is complete, OFS SBIC will be a SBIC Subsidiary, the General Partner will be a wholly-owned subsidiary of the Company, and each of OFS SBIC and the General Partner will be consolidated with the Company for financial reporting purposes. However, until the Transaction is completed, the Company will not rely on the relief requested herein with respect to OFS SBIC.

(“BDC”) under the 1940 Act.3 In addition, for tax purposes, the Company will elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company is externally managed and advised by OFS Advisor. The Company’s principal place of business is 2850 West Golf Road, Suite 520, Rolling Meadows, Illinois 60008. The Company’s predecessor, OFS Capital, LLC, was formed as a Delaware limited liability company in March 2001. In connection with its initial public offering (“IPO”), OFS Capital, LLC was converted into a Delaware corporation on November 7, 2012, and changed its name to OFS Capital Corporation.

In connection with its IPO, the Company filed a registration statement on Form N-2 (File No. 333-166363), effective November 7, 2012. On November 7, 2012, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act. On November 7, 2012, the Company filed a notice of its election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act on Form N-54A. It completed the IPO of its shares of common stock on November 14, 2012. The Company’s common stock is traded on the NASDAQ Global Market under the symbol “OFS.”

The Company’s investment objective is to provide its stockholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. The Company’s investment strategy is to invest primarily in senior secured debt investments to middle-market companies and, to a lesser extent, junior capital, including

[3]	Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

mezzanine debt and preferred and common equity. As of March 31, 2013, the Company’s investment portfolio consisted of outstanding loans of approximately $227.0 million in aggregate principal amount, all of which were senior secured loans, as well as equity investments of approximately $7.5 million at fair value.

The Company’s board of directors (the “Board”) consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act. Pursuant to the Company’s charter, members of the Board are divided into three classes.

B. OFS Advisor

OFS Advisor was organized as a limited liability company under the laws of the state of Delaware on March 18, 2010, and serves as the external investment adviser to the Company. OFS Advisor is registered as an investment adviser under the Investment Advisers Act of 1940. Pursuant to an investment advisory agreement with the Company that satisfies the requirements of Sections 15(a) and (c), OFS Advisor manages the assets of the Company. The investment professionals of OFS Advisor are responsible for determining the composition of the Company’s portfolio, the nature and timing of the changes to the portfolio and the manner of implementing such changes; assisting the Company in determining what securities it should purchase, retain or sell; identifying, evaluating, and negotiating the structure of the investments that the Company makes (including performing due diligence on prospective portfolio companies); and executing, closing, servicing and monitoring the investments that the Company makes.

C. The Transaction

As discussed above, the Company intends to acquire all of the limited partnership interests in OFS SBIC and all of the membership interests in OFS SBIC’s General Partner, subject to SBA approval.

OFS SBIC was organized as a limited partnership under the laws of the state of Delaware on January 25, 2010, and commenced operations in September 2011. On May 10, 2012, the SBA issued OFS SBIC an SBIC license. Since OFS SBIC’s inception, the General Partner has been the general partner of OFS SBIC. The investment and exit decisions, day-to-day investment activities and underlying assets of OFS SBIC are managed by the General Partner. OFS SBIC is not registered under the 1940 Act as it relies on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act.

OFS SBIC’s investment objective is to generate attractive returns for investors by making investments in United States-based lower-middle-market companies. These investments typically will be comprised of debt-related securities with warrant coverage.

The General Partner was organized as a limited liability company under the laws of the state of Delaware on January 25, 2010. The General Partner is the sole general partner of OFS SBIC. The General Partner may serve as the general partner of future SBIC Subsidiaries. The investment and exit decisions and day-to-day investment activities of OFS SBIC are managed by the three investment professionals of the General Partner, each of whom, together with Glenn R. Pittson, the Company’s Chief Executive Officer, serve on the investment committee4 of the General Partner. Any investment decision on the part of OFS SBIC requires the unanimous approval of the General Partner’s investment committee. The General Partner has operated and will operate OFS SBIC for the same investment purposes, and OFS SBIC has in the past invested and will in the future invest in the same kinds of securities, as the Company.

As an SBIC, each SBIC Subsidiary will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million

[4]	Subsequent to the General Partner becoming a wholly-owned subsidiary of the Company, the investment committee is expected to stay the same.

for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

II. REQUESTED RELIEF

A. Sections 6(c) and 18

1. Section 6(c). Section 6(c) authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 18. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as OFS SBIC (and any other SBIC Subsidiary), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. OFS SBIC is (and any other SBIC Subsidiary would be) regulated by the SBA and operates under the SBA Act. There is no difference in the SBA’s regulation of OFS SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

B. Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since OFS SBIC and other SBIC Subsidiaries would be Subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by OFS SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by the Company itself, by OFS SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, OFS SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

C. Requested Order

Solely for the purposes of the requested relief, the Company seeks to treat OFS SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Company respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act.5

III. CONDITIONS OF EXEMPTIVE ORDER

Applicants agree that the requested Order will be subject to the following condition:

1. The Company shall not issue or sell any senior security and the Company shall not cause or permit OFS SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, OFS SBIC or any other SBIC Subsidiary is the

[5]	See, e.g., In the Matter of Medley Capital Corporation, et al., Investment Company Release Act Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order); In the Matter of Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order); In the Matter of PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order); and In the Matter of Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, OFS SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of OFS SBIC or another SBIC Subsidiary that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

IV. EXHIBIT LIST

The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A Verification Required by Rule 0-2(d)

Exhibit B Resolution Authorizing Application

V. AUTHORIZATIONS REQUIRED BY RULE 0-2

All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fully authorized to do so. The Board of Directors of the Company, on behalf of the Company, OFS SBIC, the General Partner and OFS Advisor authorized the filing of this Application pursuant to the resolutions attached as Exhibit B. The person executing the Application on behalf of the Company, OFS SBIC, the General Partner and OFS Advisor, states that he has duly executed the attached Application for and on behalf of each of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 4th day of October, 2013.

OFS Capital Corporation

By:	/s/ Glenn R. Pittson
	Name:	Glenn R. Pittson
	Title:	Chief Executive Officer

TAMARIX CAPITAL PARTNERS, L.P.

By:	/s/ Glenn R. Pittson
	Name:	Glenn R. Pittson
Authorized Person

TAMARIX CAPITAL G.P. LLC

By:	/s/ Glenn R. Pittson
	Name:	Glenn R. Pittson
Authorized Person

OFS Capital Management, LLC

By:	/s/ Glenn R. Pittson
	Name:	Glenn R. Pittson
Authorized Person

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached exemptive application dated October 4, 2013 for and on behalf of OFS Capital Corporation (the “Company”); that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached exemptive application for and on behalf of Tamarix Capital Partners, L.P., Tamarix Capital G.P. LLC, and OFS Capital Management, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Glenn R. Pittson
Name:	Glenn R. Pittson
Date:	October 4, 2013

EXHIBIT B

Resolution of the Board of Directors of OFS Capital Corporation

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, by and on behalf of the Company, to execute and file any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any other related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the Investment Company Act of 1940, as amended, or any other applicable federal or state securities laws, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby.